DO NOT DESTROY THIS NOTE: When paid, this note and the Deed of Trust must be surrendered with request for reconveyance.

NOTE SECURED BY DEED OF TRUST

$50,000.00 Newport Beach, California Wednesday, July 14, 2004

At the times hereinafter stated, for value received, I promise to pay to **Rufina Paniego** or order, at place designated by the holder hereof, the sum of up to Fifty Thousand and 00/00 Dollars ($50,000.00) with interest on the amounts of principal remaining from time to time unpaid, until said principal sum is paid, at the rate of 14%, per annum. All principal together with interest due thereon, shall immediately be due and payable January 08, 2005.

Balloon Payment Provision: "This note is subject to section 2966 of the Civil Code, which provides that the holder of this note shall give written notice to the trustor, or his successor in interest, of prescribed information at least 90 and not more than 150 days before any balloon payment is due."

Pre-Payment Privilege: "Payor shall have the privilege to prepay this note in full, or in part, at anytime without penalty. Payment (s) shall first apply to interest then due and the balance to principal. Interest shall cease to accrue on any principal paid as of date of payment thereof. Interest only payment, if applicable, shall thereafter adjust accordingly."

Due on Sale Provision: "This Deed of Trust, and the note secured hereby, are given and accepted upon the express provision that should the property hereinbefore described, or any interest thereon or any part thereof, be conveyed, transferred or alienated by Trust, either voluntarily, involuntarily, or by operation of law, without Beneficiary's written consent having been first obtained, then and in that event all sums secured hereby shall, at the option of Beneficiary, become immediately all due and payable. Beneficiary's failure to exercise this option on any transfer, conveyance or alienation, shall not hinder beneficiary's right to enforce this provision on any subsequent transfer, conveyance or alienation."

Foreclosure: In the event of foreclosure, an additional ten (10) percent per annum interest will be charged from the day after the last day in which interest had been previously paid through.

Advances: Any advance made by the holder of this note for the purpose of protecting the security of the lien of the Deed of Trust securing this note or to fulfill any obligation of the obligor under the terms of any senior encumbrance or the terms of the Deed of Trust securing this note shall bear interest at the rate provided in the note.

If this note is not paid in full on or before the stated maturity date an additional ten (10) percent per annum interest will be charged above the note rate during the period from maturity until payment infull.

Should default be made in payment of any installment when due the whole sum of principal and interest shall become immediately due at the option of the holder of this note. All principal and interest are payable in lawful money of the United States of America. If action were instituted on this note or any portion thereof, I promise to pay such sum as the Court may fix as attorney's fees.

This note is secured by a security interest in the assets of Probe Manufacturing Industries as outlined in the Security Agreement, and a Deed of Trust affecting the property located at: 3050 Pullman Street, Costa Mesa, CA 92626

Kambiz Mahdi, an individual

Reza Zarif, an individual

7/7 7,998.74 operating A/C
7/8 11,450.28 " "
7/7 30,550.98 Payroll A/C
50,000.00 Total loan